UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

ATRM Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04964A103
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,067,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,067,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,077,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,077,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,087,885
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,087,885
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,885*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14	TYPE OF REPORTING PERSON IN

* Includes 10,000 Shares owned directly by Mr. Eberwein granted under the Issuer’s 2014 Incentive Plan.

CUSIP NO. 04964A103

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”).  This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)           Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)          Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest”);

(iii)         Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest;

(iv)         Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest and a certain managed account (the “Separately Managed Account”); and

(v)          Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)           The principal business of each of Lone Star Value Investors and Lone Star Value Co-Invest is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors and Lone Star Value Co-Invest. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.  Mr. Eberwein is also the Chairman of the Board of Directors of the Issuer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 04964A103

(f)           Mr. Eberwein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,067,885 Shares directly owned by Lone Star Value Investors is approximately $3,619,201, including brokerage commissions. The aggregate purchase price of the 10,000 Shares held in the Separately Managed Account is approximately $29,999, including brokerage commissions.

The Shares owned directly by Mr. Eberwein represent Shares acquired upon the vesting of shares of restricted stock granted to Mr. Eberwein in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,266,219 Shares outstanding as of August 15, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 15, 2016.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 1,067,885 Shares.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past sixty days.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on the date hereof, Lone Star Value Co-Invest did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 04964A103

C.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 47.1%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days.

D.	Lone Star Value Management

(a)
As of the close of business on the date hereof, 10,000 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest and the Separately Managed Account, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Separately Managed Account.

Percentage: Approximately 47.6%

(b)	1. Sole power to vote or direct vote: 1,077,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,077,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days.

E.	Mr. Eberwein

(a)
As of the close of business on the date hereof, Mr Eberwein directly owned 10,000 Shares. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Separately Managed Account.

Percentage: Approximately 48.0%

(b)	1. Sole power to vote or direct vote: 1,087,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,087,885
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 04964A103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 21, 2014, Lone Star Value Co-Invest entered into a Securities Purchase Agreement (the “July 2014 Securities Purchase Agreement”) with the Issuer pursuant to which Lone Star Value Co-Invest purchased, for $2.5 million in cash, an unsecured promissory note made by the Issuer in the principal amount of $2.5 million (the “Co-Invest July 2014 Note”), bearing interest at 10.0% per annum, with interest payable semiannually and any unpaid principal and interest due on April 1, 2019. The Issuer may prepay the Co-Invest July 2014 Note at any time after a specified amount of advance notice to Lone Star Value Co-Invest. The foregoing description of the terms of the July 2014 Securities Purchase Agreement and Co-Invest July 2014 Note is not complete and is qualified in its entirety by reference to the text of the July 2014 Securities Purchase Agreement and Co-Invest July 2014 Note, which are referenced as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

On September 19, 2014, Lone Star Value Co-Invest entered into a Securities Purchase Agreement (the “September 2014 Securities Purchase Agreement”) with the Issuer pursuant to which Lone Star Value Co-Invest purchased, for $2.0 million in cash, an unsecured promissory note made by the Issuer in the principal amount of $2.0 million (the “Co-Invest September 2014 Note” and together with the Co-Invest July 2014 Note, the “Co-Invest Notes”), bearing interest at 10.0% per annum, with interest payable semiannually and any unpaid principal and interest due on April 1, 2019. The Issuer may prepay the Co-Invest September 2014 Note at any time after a specified amount of advance notice to Lone Star Value Co-Invest. The foregoing description of the terms of the September 2014 Securities Purchase Agreement and Co-Invest September 2014 Note is not complete and is qualified in its entirety by reference to the text of the September 2014 Securities Purchase Agreement and Co-Invest September 2014 Note, which are referenced as Exhibits 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference.

On February 23, 2016, as a condition to the extension of credit to subsidiaries of the Issuer (the “Borrowers”) by Gerber Finance Inc. (“Gerber”) under a Loan and Security Agreement of the same date (the “Loan Agreement”), Lone Star Value Co-Invest entered into a Subordination Agreement (the “Co-Invest Subordination Agreement”) with the Issuer and Gerber pursuant to which Lone Star Value Co-Invest agreed to subordinate all of the Issuer’s obligations to Lone Star Value Co-Invest to the obligations of the Borrowers to Gerber under the Loan Agreement.  The Issuer’s obligations to Lone Star Value Co-Invest include the obligations under the Co-Invest Notes, with $4.5 million principal amount outstanding as of August 16, 2016.  Lone Star Value Co-Invest is permitted to accept interest and principal payments on the Co-Invest Notes when due and payable in accordance with their terms, provided that an event of default does not exist. In connection with the Co-Invest Subordination Agreement, Lone Star Value Co-Invest has entered into an agreement with the Issuer pursuant to which the Issuer agrees to provide notice to Lone Star Value Co-Invest with respect to certain matters related to the Loan Agreement, including notifying Lone Star Value Co-Invest of any notices delivered pursuant to the Loan Agreement by the parties thereto.

Lone Star Value Investors and Lone Star Value Co-Invest have delivered a waiver to the Issuer with respect to the Issuer’s interest payments under the LS Promissory Note and the Co-Invest Notes due on July 5, 2016, totaling approximately $227,500 and $217,500, respectively, permitting the Issuer to make these payments at any time on or before August 31, 2016.

On August 12, 2016, Lone Star Value Investors and the Issuer entered into an amendment to the LS Promissory Note (“Amendment No. 1 to the LS Promissory Note”) allowing the Issuer to elect to make any interest payment in-kind (“PIK Interest”) at an annual rate of 12% (versus the 10% interest rate applied to cash payments) for the applicable period. The foregoing description of the terms of Amendment No. 1 to the LS Promissory Note is not complete and is qualified in its entirety by reference to the text of Amendment No. 1 to the LS Promissory Note, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

CUSIP NO. 04964A103

On August 12, 2016, Lone Star Value Co-Invest and the Issuer entered into an amendment to the Co-Invest Notes (“Amendment No. 1 to the Co-Invest Notes”) allowing the Issuer to elect to make any PIK Interest at an annual rate of 12% (versus the 10% interest rate applied to cash payments) for the applicable period. The foregoing description of the terms of Amendment No. 1 to the Co-Invest Notes is not complete and is qualified in its entirety by reference to the text of Amendment No. 1 to the Co-Invest Notes, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

On August 16, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.7 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	July 2014 Securities Purchase Agreement, dated July 21, 2014 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on July 25, 2014).

99.2	Co-Invest July 2014 Note, dated July 21, 2014 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on July 25, 2014).

99.3	September 2014 Securities Purchase Agreement, dated September 19, 2014 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 22, 2014).

99.4	Co-Invest September 2014 Note, dated September 19, 2014 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on September 22, 2014).

99.5	Amendment No. 1 to the LS Promissory Note, dated August 12, 2016.

99.6	Amendment No. 1 to the Co-Invest Notes, dated August 12, 2016.

99.7	Joint Filing Agreement, dated August 16, 2016.

CUSIP NO. 04964A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2016

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN